

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2017

Steven A. Shallcross
Chief Financial Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Ste. 270
Rockville, MD 20850

   Re: Synthetic Biologics, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed March 2, 2017
     File No. 001-12584

Dear Mr. Shallcross:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                  Division of Corporation Finance
                  Office of Healthcare & Insurance

cc: Leslie Marlow, Esq. - Gracin & Marlow, LLP